Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 13, 2025

Filed Pursuant to Rule 433(d)

Registration No. 333-276072

EASTERN ENERGY GAS HOLDINGS, LLC

FINAL PRICING TERM SHEET

January 13, 2025

$700,000,000 2025 Series A 5.800% Senior Notes due 2035 (the “Series A Senior Notes”)

$500,000,000 2025 Series B 6.200% Senior Notes due 2055 (the “Series B Senior Notes” and, together with the Series A Senior Notes, the “Senior Notes”)

Terms related to all Senior Notes

Issuer:	Eastern Energy Gas Holdings, LLC

Legal Format:	SEC-Registered

Trade Date:	January 13, 2025

Settlement Date:	January 15, 2025 (T+2)

Expected Ratings[1]:	Baa1 by Moody’s Investors Service, Inc. A- by S&P Global Ratings

Joint Book-Running Managers:

BofA Securities, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

Co-Managers:	Loop Capital Markets LLC Mizuho Securities USA LLC Regions Securities LLC TD Securities (USA) LLC

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Terms related to the Series A Senior Notes

Issue:	2025 Series A 5.800% Senior Notes due 2035

Offering Size:	$700,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$693,805,000

Coupon and Coupon Payment Dates:	5.800% per annum, payable semi-annually on each January 15 and July 15, commencing July 15, 2025

Maturity Date:	January 15, 2035

Benchmark Treasury:	UST 4.250% due November 15, 2034

Benchmark Treasury Yield:	4.788%

Spread to Benchmark Treasury:	+105 basis points

Re-offer Yield:	5.838%

Price to Public:	99.715% of the principal amount

Optional Redemption:

Prior to October 15, 2034 (three months prior to their maturity date) (the “Series A Senior Notes Par Call Date”), we may redeem the Series A Senior Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to, but not including, the redemption date (assuming the Series A Senior Notes matured on the Series A Senior Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in our preliminary prospectus supplement, dated January 13, 2025) plus 20 basis points less (b) interest accrued to the redemption date; and (ii) 100% of the principal amount of the Series A Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Series A Senior Notes Par Call Date, we may redeem the Series A Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Series A Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	27636A AB8 / US27636AAB89

Terms related to the Series B Senior Notes

Issue:	2025 Series B 6.200% Senior Notes due 2055

Offering Size:	$500,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$494,110,000

Coupon and Coupon Payment Dates:	6.200% per annum, payable semi-annually on each January 15 and July 15, commencing July 15, 2025

Maturity Date:	January 15, 2055

Benchmark Treasury:	UST 4.250% due August 15, 2054

Benchmark Treasury Yield:	4.978%

Spread to Benchmark Treasury:	+125 basis points

Re-offer Yield:	6.228%

Price to Public:	99.622% of the principal amount

Optional Redemption:

Prior to July 15, 2054 (six months prior to their maturity date) (the “Series B Senior Notes Par Call Date”), we may redeem the Series B Senior Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to, but not including, the redemption date (assuming the Series B Senior Notes matured on the Series B Senior Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in our preliminary prospectus supplement, dated January 13, 2025) plus 20 basis points less (b) interest accrued to the redemption date; and (ii) 100% of the principal amount of the Series B Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Series B Senior Notes Par Call Date, we may redeem the Series B Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Series B Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	27636A AC6 / US27636AAC62

We expect that delivery of the Senior Notes will be made to investors on or about January 15, 2025, which will be the second business day following the date of the prospectus supplement (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes before the date that is the business day prior to the settlement date will be required, by virtue of the fact that the Senior Notes initially settle in T+2, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade notes before the date that is the business day prior to the settlement date should consult their advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, MUFG Securities Americas Inc. toll free at 1-877-649-6848, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856, Truist Securities, Inc. toll free at 1-800-685-4786, or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.